Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Kingsoft Cloud Holdings Limited

金山云控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

POLL RESULTS OF THE ANNUAL GENERAL MEETING
HELD ON JUNE 28, 2024

References is made to the circular (the “Circular”) of Kingsoft Cloud Holdings Limited (the “Company”) incorporating, amongst others, the notice of the annual general meeting of the Company (the “AGM”) dated May 22, 2024. Unless otherwise defined herein, capitalized terms used in this announcement shall have the same meanings as defined in the Circular.

The Board is pleased to announce that all the resolutions proposed at the AGM were duly passed by the Shareholders by way of poll. The poll results are as follows:

ORDINARY RESOLUTIONS		NUMBER OF VOTES CAST AND PERCENTAGE (%)
		FOR	AGAINST	ABSTAIN
1.	To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2023 and the reports of the Directors and independent auditor thereon.	2,414,092,538 (99.98%)	418,890 (0.02%)	325,860
2.	To re-elect Mr. Feng Honghua as non-executive Director.	2,000,726,572 (82.87%)	413,567,611 (17.13%)	543,120
3.	To authorize the Board to fix the remuneration of the Directors.	2,413,314,563 (99.95%)	1,089,585 (0.05%)	426,840

ORDINARY RESOLUTIONS		NUMBER OF VOTES CAST AND PERCENTAGE (%)
		FOR	AGAINST	ABSTAIN
4.	To re-appoint Ernst & Young as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the audit committee of the Board to fix their remuneration for the year ending December 31, 2024.	2,414,664,923 (99.99%)	150,705 (0.01%)	21,660
5.	To give a general mandate to the Directors to issue, allot and deal with additional Shares and/ or ADSs, and/or sell and/or transfer Shares out of treasury that are held as treasury shares not exceeding 20% of the total number of issued Shares (excluding any treasury shares, if any) as at the date of passing this resolution (the “Issuance and Resale Mandate”).	1,947,953,509 (80.68%)	466,468,204 (19.32%)	415,575
6.	To give a general mandate to the Directors to repurchase the Shares and/or ADSs not exceeding 10% of the total number of issued Shares (excluding any treasury shares, if any) as at the date of passing this resolution (the “Repurchase Mandate”).	2,413,927,193 (99.98%)	586,470 (0.02%)	322,125

ORDINARY RESOLUTIONS		NUMBER OF VOTES CAST AND PERCENTAGE (%)
		FOR	AGAINST	ABSTAIN
7.	Conditional upon the passing of resolutions no. 5 and no. 6, to extend the Issuance and Resale Mandate granted to the Directors to issue, allot and deal with additional Shares and/or ADSs, and/or sell and/or transfer Shares out of treasury that are held as treasury shares, in the capital of the Company by the aggregate number of the Shares and/or Shares underlying the ADSs repurchased by the Company under the Repurchase Mandate.	1,949,464,349 (80.74%)	464,948,994 (19.26%)	423,930

Notes:

(a)	As a majority of the votes were cast in favour of each of the resolutions numbered 1 to 7 above, such resolutions were duly passed as ordinary resolutions.

(b)	As of the Shares Record Date, there were (i) no treasury Shares held by the Company (including any treasury Shares held or deposited with CCASS); and (ii) no repurchased Shares which are pending cancellation and should be excluded from the total number of issued Shares for the purpose of the AGM.

(c)	Pursuant to Rule 17.05A of the Listing Rules, trustees holding unvested Shares of the share schemes of the Company, whether directly or indirectly, shall abstain from voting on matters that require Shareholders’ approval under the Listing Rules, unless otherwise required by law to vote in accordance with the beneficial owner’s direction and such a direction is given. As at the Share Record Date, the number of unvested Shares held by the trustee of the share schemes of the Company was 19,820,490 Shares and accordingly such trustee has abstained from voting on resolutions numbered 1 to 7 above.

To the best of the Directors’ knowledge, information and belief, and save for the aforesaid trustee holding unvested Shares for the share schemes of the Company, there was no Shareholder who had any material interest in any resolutions proposed at the AGM, therefore, none of other Shareholders was required to abstain from voting on any resolutions and none of the Shareholders have stated their intention in the Circular to vote against or to abstain from voting on any of the resolutions proposed at the AGM. There were no Shares entitling the holders to attend and abstain from voting in favour of any resolution at the AGM as set out in Rule 13.40 of the Listing Rules.

(d)	Accordingly, the total number of Shares entitling Shareholders to attend and vote in favour of, against or in abstention on the resolutions proposed at the AGM was 3,785,464,311.

(e)	The Company’s share registrar in Hong Kong, Tricor Investor Services Limited, acted as the scrutineer for the vote-taking at the AGM.

(f)	All Directors, namely Mr. Lei Jun, Mr. Zou Tao, Mr. He Haijian, Mr. Feng Honghua, Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan attended the AGM either in person or via electronic means.

By order of the Board
Kingsoft Cloud Holdings Limited Mr. Zou Tao
Executive Director, Vice Chairman of the Board and acting Chief Executive Officer

Hong Kong, June 28, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. Lei Jun as Chairman and non-executive director, Mr. Zou Tao as Vice Chairman and executive director, Mr. He Haijian as executive director, Mr. Feng Honghua as non-executive director, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as independent non-executive directors.

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